UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number:  0-17771

(Check One):                                [X] Form 10-K                                [_] Form 20-F                                [_] Form 11-K                                 [_] Form 10-Q
       [_] Form 10D                                  [_] Form N-SAR           [_] Form N-CSR

For Period Ended:  December 31, 2008

[_]           Transition Report on Form 10-K
[_]           Transition Report on Form 20-F
[_]           Transition Report on Form 11-K
[_]           Transition Report on Form 10-Q
[_]           Transition Report on Form N-SAR
For the Transition Period Ended:  _________________________

Read Instruction (on back page) Before Preparing Form.
Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Franklin Credit Holding Corporation
Full Name of Registrant

__________________________________________________________________________________________________________________________________________________
Former Name if Applicable

101 Hudson Street
Address of Principal Executive Office (Street and Number)

Jersey City, New Jersey  07302
City, State and Zip Code

PART II
RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail why the Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra sheets if needed)

The Registrant is unable to timely file its Annual Report on Form 10-K for the year ended December 31, 2008 because the Registrant has not yet completed its year-end financial statement audit due to a material subsequent event which occurred on March 31, 2009.  The Registrant believes that the Form 10-K will be filed on or before the fifteenth calendar day following the prescribed due date pursuant to Rule 12b-25.

PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
    Paul D. Colasono                      (201)                     604-1800
    (Name)                         (Area Code)     (Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

[X] Yes     [  ] No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X] Yes     [  ] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant’s net loss is expected to increase to approximately $478 million for 2008, compared with a net loss of $8.6 million for the twelve months of 2007.  Due principally to the rapid and substantial deterioration in the United States housing and subprime mortgage markets and deterioration in the performance of the Registrant’s portfolios of acquired and originated loans, including particularly the portfolio of acquired second-lien mortgage loans, and the resultant significantly increased estimates of inherent losses in its portfolios described above during both twelve month periods, the Registrant’s provision for loan losses is expected to increase to approximately $458 million in the twelve months ended December 31, 2008, compared with $274.6 million in the twelve months ended December 31, 2007.  In addition, the significant increase of loans on nonaccrual status, and the resultant interest reversals for nonaccrual loans, negatively impacted the Registrant’s operations and net loss.  At December 31, 2008, nonaccrual loans are expected to increase to approximately $851 million, an increase of 40% from $623.0 million at December 31, 2007. The Registrant expects to have a stockholders’ deficit of approximately $466 million at December 31, 2008, compared to stockholders’ equity of $39.3 million at December 31, 2007.

The Registrant has not completed its year-end financial statement audit.  Accordingly, there can be no assurance that the financial information publicly announced at a later date will not differ from the above disclosure.

                                                                                        Franklin Credit Holding Corporation.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: April 1, 2009                                        By: /s/ Paul D. Colasono
                                                      Name: Paul D. Colasono
                                                      Title:   Chief Financial Officer and Executive Vice President